SECURITIES AND EXCHANGE COMMISSION

                                  WASHINGTON, D. C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15 (d) of the

                       Securities and Exchange Act of 1934

                 For the period from December 31, 1998 to December 30, 1999


A. Full title of the plan and the address of the plan if different from that of the issuer named below:


                  ELDEC CORPORATION AND INTERPOINT CORPORATION

                              DEFERRED INCOME PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                    CRANE CO.

                            100 First Stamford Place

                           Stamford, Connecticut 06902


ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN

TABLE OF CONTENTS


                                                                      Page

INDEPENDENT AUDITORS' REPORT                                            1

FINANCIAL STATEMENTS
Statements of Net Assets Available for
      Benefits as of December 30, 1998 and
      December 30, 1999                                                 2

Statements of Changes in Net Assets
      Available for Benefits for the
      years ended December 30, 1998
      and December 30, 1999                                             3

Notes to Financial Statements                                           4


SUPPLEMENTAL SCHEDULE AS OF AND FOR THE YEAR ENDED DECEMBER 30, 1999

Item 27a - Schedule of Assets Held for Investment                      14


INDEPENDENT AUDITORS' REPORT

ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN:

We have audited the accompanying statements of net assets available for benefits of ELDEC Corporation and Interpoint Corporation Deferred Income Plan (the Plan) as of December 30, 1999 and 1998, and the related statements of changes in net assets available for benefits for the year ended December 30, 1999 and December 30, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 1999 and 1998, and the changes in net assets available for benefits for the years ended December 30, 1999 and December 30, 1998, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule of assets held for investment as of December 30, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 1999 financial statements taken as a whole.

Deloitte & Touche LLP
Seattle, Washington

May 31, 2000
                                          1

ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 30, 1998 AND DECEMBER 30, 1999
                                                       1998               1999
                                                       ----               ----
ASSETS

CASH                                                         $37                $0

INVESTMENTS, AT FAIR VALUE (Note 2):
Mutual funds                                          38,137,504        46,682,377
Common and collective funds                            5,678,340         7,567,200
Crane Co. common stock                                 5,533,947         4,406,333
Participant notes receivable                           1,421,482         1,835,612
                                                      ----------        ----------
                Total investments                     50,771,273        60,491,522
                                                      ----------        ----------

RECEIVABLES:
Employer contribution receivable                          45,614            10,887
Employee contributions                                   144,587            21,767
                                                         -------            ------
            Total receivables                            190,201            32,644
                                                         -------            ------


NET ASSETS AVAILABLE FOR BENEFITS                    $50,961,511       $60,524,176
                                                     ===========       ===========



See notes to financial statements.


ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN


STATEMENTS  OF CHANGES IN NET ASSETS  AVAILABLE  FOR BENEFITS  FOR THE YEARS ENDED  DECEMBER 30,
1998 AND DECEMBER 30, 1999
-----------------------------------------------------------------------------------
                                                       1998                1999
                                                       ----                ----
CONTRIBUTIONS:
Employee                                             $4,142,119         $4,064,628
Employer                                              1,307,342          1,269,757
Rollovers                                             7,691,509            517,367
                                                      ---------            -------
    Total contributions                              13,140,970          5,851,752
                                                     ----------          ---------

EARNINGS ON INVESTMENTS:
Interest and dividends                                  499,231            768,689
Net appreciation in fair value of investments
                                                      7,578,474          8,920,584
                                                      ---------          ---------
    Total earnings on investments                     8,077,705          9,689,273
                                                      ---------          ---------

BENEFITS PAID TO PARTICIPANTS                        (3,805,827)        (5,978,360)

ADMINISTRATIVE EXPENSE AND OTHER                       (123,668)                 0
                                                     ----------         ----------
                                                     (3,929,495)        (5,978,360)

NET   INCREASE   IN   NET   ASSETS   AVAILABLE       17,289,180          9,562,665
FOR BENEFITS

NET ASSETS AVAILABLE FOR BENEFITS
 Beginning of year                                   33,672,331         50,961,511
                                                     ----------         ----------

NET ASSETS AVAILABLE FOR BENEFITS
 End of year                                        $50,961,511        $60,524,176
                                                    ===========        ===========



See notes to financial statements.


ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN

Notes to Financial Statements For the Years Ended December 30, 1998 and
December 30, 1999
--------------------------------------------------------------------------------

1.  DESCRIPTION OF THE PLAN

The following description of the Eldec Corporation and Interpoint Corporation Deferred Income Plan (the Plan) provides only general information. Participants should refer to the Plan document for more complete information regarding the Plan's provisions.

   General: The Plan is a defined contribution plan covering all employees of Eldec Corporation and Interpoint Corporation (collectively, the Corporation). The Corporation is a wholly-owned subsidiary of Crane Co. The Plan is subject to the terms of the Employee Retirement Income Security Act of 1974 (ERISA).

   Eligibility: All employees of the Corporation are eligible upon their hire date.

   Contributions: Until October 1, 1998, each year, participants could elect to contribute and defer between 1% and 15% of pretax annual compensation as defined by the Plan. Effective October 1, 1998, the percentage election increased to 17%. Such employee contributions may not exceed the maximum allowable contribution under IRC regulations. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Corporation matches 50% of each participant's contribution, up to 6% of the participant's salary, made in the form of common stock of Crane Co.

   During the year ended December 30, 1998, the Interpoint Corporation Retirement & Savings Plan was terminated and all assets were transferred into the Plan. The total amount transferred of approximately $7,342,000 is included in Rollovers in the Statement of Changes in Net Assets Available for Benefits.

   Participant accounts: Each participant's account is credited with the participant's contributions and allocations of the Corporation's matching contribution and Plan earnings and charged with an allocation of management fees not paid by the Corporation.

   Vesting: A participant's deferred income contribution account and Corporation matching contributions are 100% vested and nonforfeitable at all times.

   Participant notes receivable: Actively employed participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms, subject to approval by the Administration Committee (the Committee), range from 1 to 5 years, or up to 15 years for the purchase of a primary residence. The interest rate on loans is 1% above the Wall Street prime lending rate on the first business day of the calendar quarter in which the loan is made.

   Payment of benefits: Upon retirement, disability, termination of employment or death, a participant or designated beneficiary will receive a lump sum payment equal to the participant's account balance. If the participant's account balance is greater than $5,000, the participant may elect to defer the withdrawal until reaching the age of 70-1/2.

   Plan termination: Although it has not expressed any intent to do so, the Corporation has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, the Plan's assets will be liquidated by the Trustee and distributed to participants.

   Tax status: The Internal Revenue Service has determined and informed the Corporation, by a letter dated May 5, 1994, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended and restated since receiving the determination letter and the Plan Administrator is currently in the process of filing for a new determination letter. The Plan Administrator believes the Plan, as amended and restated, is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been recorded.

   Investment funds: Plan participants may direct investment of their accounts in any of several funds in such increments and at such times as designated by the Investment Committee appointed by the Crane Co. Board of Directors. The investment options available as of December 30, 1999 are as follows:

   Norwest Stable Value Fund This fund invests primarily in Guaranteed Investment Contracts ("GICs") but may also invest in U.S. Treasury obligations and money market instruments. A GIC is issued by a major life insurance company to retirement plans. GICs offer safety, stability and relatively high income. Although GICs do not experience market fluctuations, they do not have U.S. Government backing. It is the insurance company that guarantees the investment rate and return of principal at full value. The objective of this fund is to earn a predictable investment return that is somewhat higher than overall money market rates, with a minimum chance of loss of the original contributions. The risk and return characteristics of this fund are that it is low risk with low to moderate long-term growth potential. Interest on the invested money provides the investment return.

   AIM Balanced Fund Class A This fund is a mutual fund with a balanced portfolio which seeks to provide reasonable current income and long-term capital appreciation by investing 60% to 70% of its assets in common stocks with the remainder held in high-quality corporate bonds and U.S. Government securities. Stocks are selected on the basis of their current dividends and potential growth of capital and income. The fund may also invest up to 20% of its assets in foreign securities. The objective of this fund is to provide the possibility of long-term investment growth while reducing the risk of investment loss. The risk and return characteristics of this fund are that it is moderate risk with moderate long-term growth potential. Dividends, interest and changes in the values of the shares provide most of the investment return.

   Prudential Stock Index Fund Class Z This fund is a mutual fund which seeks to match the total return performance of the S&P 500 Stock Index by investing in all 500 stocks in approximately the same proportions as represented in the S&P 500 Stock Index. Dominated by large "blue chip" stocks, this unmanaged index covers about 70% of the total U.S. market capitalization. The very low turnover in the portfolio's holdings allows the fund to maintain substantially lower management fees. The objective of this fund is to provide the possibility of long-term investment growth while reducing the risk of investment loss. The risk and return characteristics of this fund are that it is moderate risk with moderate long-term growth potential. Dividends, interest and changes in the values of the shares provide most of the investment return.

   Prudential Jennison Growth Fund Class Z This fund is a mutual fund, which seeks long-term growth of capital by investing primarily in established companies with market capitalizations of at least $1 billion and above average growth prospects. The fund invests substantially all, but at least 65% of its total assets, in common stocks, convertible securities and other equity securities. Companies must be currently demonstrating superior absolute and relative earnings growth and be attractively valued to be included in this fund's portfolio. The objective of this fund is to provide the higher rates of return that are associated with stocks, while limiting the risk associated with stocks by investing in large companies. The risk and return characteristics of this fund are that it is moderate to high risk with moderate to high long-term growth potential. Changes in the values of the shares provide most of the investment return, but the fund also receives dividends and interest.

   Mutual Qualified Fund A This fund is a mutual fund which invests primarily in medium-sized companies. Its goal is capital appreciation, which may occasionally be short-term. Income is a secondary objective. The fund invests in common and preferred stocks, and debt of any credit quality. It may also invest up to 50% of assets in companies involved in prospective mergers, consolidations, liquidations, reorganizations, or other special situations. The objective of the fund is to provide the possibility of short and long-term investment growth, while reducing the risk of investment loss by investing in securities that, in the opinion of the fund manager, are priced at discounts to their intrinsic values. The risk and return characteristics of this fund are that it is moderate to high risk with moderate to high long-term growth potential. Changes in values of the shares provide most of the investment return, but the fund may also receive dividends and interest.

   Prudential Small Company Value Fund Class Z This fund is a mutual fund, which invests primarily in small company stocks with market capitalizations of less than $500 million to provide long-term capital appreciation. The fund emphasizes equities that appear undervalued by various measures, such as price/earnings or price/book ratios. The value approach is intended to be conservative, but the fund's focus on small company stocks adds substantial risks. The objective of this fund is to provide the possibility of higher rates of return than by investing in small companies with greater growth potential. The risk and return characteristics of this fund are that it is moderate to very high risk with moderate to very high long-term growth potential. Changes in the values of the shares provide most of the investment return, but the fund also receives dividends.

   Putnam International Growth Fund Class A This fund is a mutual fund which seeks capital appreciation by investing at least 65% of its assets in equity securities of companies located outside the United States. It may invest in companies of any size that it judges to be in a strong growth trend or that it believes are undervalued. The fund may invest in both developed and emerging markets. This fund is considered riskier because of its foreign stock emphasis. The objective of this fund is to provide higher rates of return and greater diversification by investing in stocks of international companies. The risk and return characteristics of this fund are that it is moderate to very high risk with moderate to very high long-term growth potential. Changes in the values of the shares provide most of the investment return, but the fund also receives dividends.

   Crane Co. Stock Fund  Investments in common stock of Crane Co.

   Huttig Co. Stock Fund Investments in common stock of Huttig Co. This company was a wholly-owned subsidiary of Crane Co. which was spun off from Crane Co. in 1999 through an initial public offering.

Below are the investments whose fair value individually represented 5 percent or more of the Plan's net assets as of December 30, 1998 and 1999:


                                                         1998                 1999
                                                         ----                 ----
U.S.  Trust  Company  of  the  Pacific   Northwest
Capital Preservation Fund                              $5,534,855                   $0
Norwest Stable Value Fund                                 143,485            7,567,159
AIM Balanced Fund Class A                               5,654,817            5,823,646
Prudential Stock Index Fund Class Z                     7,730,360            9,304,773
Prudential Jennison Growth Fund Class Z                17,015,924           23,823,631
Prudential Small Company Value Fund Class Z             5,219,220            3,814,018
Putnam International Growth Fund Class A                2,494,963            3,618,413
Crane Co. Stock Fund*                                   5,533,947            4,194,912

*Fund includes non-participant directed amounts.


2. SUMMARY OF ACCOUNTING POLICIES

   The following is a summary of the significant accounting and reporting policies followed in preparation of the financial statements of the Plan.

   Basis of accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

   Investment valuation: Investments are stated at fair value based on quoted market prices. Participant notes receivable are valued at cost which approximates fair value.

   Purchases and sales of securities are recorded on a trade-date basis with the cost basis of securities sold determined by specific identification.

   Dividend income, interest income and realized gains and losses from investments are recorded as earned on an accrual basis. The dividend income, interest income and realized gains and losses are allocated to participant accounts daily on a cash basis based upon each participant's proportionate share of assets in each fund. Unrealized gains and losses are allocated to participants daily based on the participant's proportionate share of assets in each fund.

   Benefit payments: Benefits are recorded when paid. Benefits payable to participants included in net assets totaled $0 and $1,919 at December 30, 1999 and 1998, respectively. Such amounts are shown as Plan liabilities in the Form 5500.

   Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to, and deductions from, net assets during the reporting period. Actual results could differ from those estimates.

3. PARTIES-IN-INTEREST

  The Plan has investments and transactions with parties-in-interest, those parties being Crane Co., Huttig Co., and participants with loan balances.
                                       10

4. ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS

  Allocation by fund of net assets available for benefits at December 30, 1998 and 1999 follows:


                                                             1998              1999
                                                             ----              ----
U.S.  Trust  Company  of  the  Pacific  Northwest
Capital Preservation Fund                              $ 5,534,873                 $0
Prudential AP LN Fund                                            0                387
Norwest Stable Value Fund                                  158,734          7,572,543
AIM Balanced Fund Class A                                5,672,990          5,825,523
Prudential Stock Index Fund Class Z                      7,758,127          9,308,973
Prudential Jennison Growth Fund Class Z                 17,059,528         23,828,062
Mutual Qualified Fund A                                     23,574            298,131
Prudential Small Company Value Fund Class Z              5,241,460          3,815,739
Putnam International Growth Fund Class A                 2,502,738          3,619,766
Crane Co. Stock Fund*                                    5,588,006          4,208,020
Huttig Co. Stock Fund*                                           0            211,420
Loan Fund                                                1,421,481          1,835,612
                                                         ---------          ---------
                                                       $50,961,511        $60,524,176


*Fund includes non-participant directed amounts.


5.INFORMATION RELATED TO CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS The changes in net assets available for benefits by fund for the year ended December 30, 1998 and December 30, 1999 were as follows:


Employee contributions:
                                                             1998                1999
                                                             ----                ----
U.S.  Trust Company of the Pacific  Northwest
Capital Preservation Fund                                 $330,421                  $0
Norwest Stable Value Fund                                  111,941             448,507
Vanguard Wellington Fund                                   360,699                   0
Prudential AP LN Fund                                            0               4,256
AIM Balanced Fund Class A                                  133,619             465,361
Vanguard Institutional Equity Index Fund                   535,459                   0
Prudential Stock Index Fund Class Z                        198,274             817,391
Harbor Capital Appreciation Fund                           976,632                   0
Prudential Jennison Growth Fund Class Z                    322,742           1,352,638
Mutual Qualified Fund A                                      6,928              44,423
T. Rowe Price Small Cap Value Fund                         536,659                   0
Prudential Small Company Value Fund Class Z                167,375             523,398
American Funds Europacific Growth Fund                     185,232                   0
Putnam International Growth Fund Class A                    55,390             237,494
Crane Co. Stock Fund*                                      220,748             171,160
                                                          --------             -------
                                                       $ 4,142,119          $4,064,628
                                                      ============          ==========


*Fund includes non-participant directed amounts.


Net investment income:                                 1998                    1999
                                                       ----                    ----
U.S.   Trust  Company  of  the  Pacific
Northwest Capital Preservation Fund                   $302,594                 $45,017
Norwest Stable Value Fund                                1,235                 297,326
Vanguard Wellington Fund                               178,027                       0
AIM Balanced Fund Class A                              796,747                 990,940
Vanguard Institutional Equity Index
Fund                                                   188,534                       0
Prudential Stock Index Fund Class Z                  1,530,620               1,604,221
Harbor Capital Appreciation Fund                        81,291                       0
Prudential Jennison Growth Fund Class Z              4,978,626               7,128,557
Mutual Qualified Fund A                                    452                  12,342
T. Rowe Price Small Cap Value Fund                  (1,121,682)                      0
Prudential  Small  Company  Value  Fund
Class Z                                                522,980                (263,652)
American Funds Europacific Growth Fund                (131,352)                      0
Putnam  International Growth Fund
Class A                                                581,422               1,427,305
Crane Co. Stock Fund*                                   51,956              (1,915,767)
Huttig Co. Stock Fund*                                       0                 212,321
Loan Fund                                              116,255                 150,663
                                                      --------                 -------
                                                    $8,077,705              $9,689,273
                                                    ==========              ==========


*Fund includes non-participant directed amounts.



Benefits paid to participants:                          1998                   1999
                                                        ----                   ----
U.S.   Trust  Company  of  the  Pacific
Northwest Capital Preservation Fund                   $847,244                $227,821
Prudential AP LN Fund                                    -                       5,248
Norwest Stable Value Fund                                -                     659,089
Vanguard Wellington Fund                               372,290                   -
AIM Balanced Fund Class A                                -                     660,205
Vanguard Institutional Equity Index
Fund                                                   323,907                   -
Prudential Stock Index Fund Class Z                      -                   1,031,052
Harbor Capital Appreciation Fund                       964,171                   -
Prudential Jennison Growth Fund Class Z                  -                   1,593,655
American Funds Europacific Growth Fund                 156,698                   -
T. Rowe Price Small Cap Value Fund                     636,498                   -
Mutual Qualified Fund A                                  -                       9,060
Prudential  Small  Company  Value  Fund
Class Z                                                  -                     512,777
Putnam  International Growth Fund
Class A                                                  -                     458,914
Crane Co. Stock Fund*                                  450,165                 679,223
Loan Fund                                               54,854                 141,316
                                                    ----------              ----------
                                                    $3,805,827              $5,978,360
                                                    ==========              ==========

*Fund includes non-participant directed amounts.

                                       13

                                    SIGNATURE

 Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                         ADMINISTRATIVE COMMITTEE OF THE

                                AMENDED AND RESTATED CRANE CO.
                           SAVINGS AND INVESTMENT PLAN


                        /s/ G. A. Dickoff
                            -------------
                            G. A. Dickoff

                        /s/ A. I. duPont
                            ------------
                            A. I. duPont

                        /s/ J. R. Packard
                            -------------
                            J. R. Packard

                        /s/ Z. A. Weinberger
                            ----------------
                            Z. A. Weinberger


Lynnwood, WA
June 15, 2000
                                       14

              ELDEC CORPORATION AND INTERPOINT CORPORATION DEFERRED INCOME PLAN

                     SCHEDULE OF ASSETS HELD FOR INVESTMENT

                                DECEMBER 30, 1999



    Identity of Issue                                   Cost       Current Value
    -----------------                                   -----      -------------
Collective Funds:
----------------
Norwest Stable Value Fund                            $7,314,788      $7,567,159

Mutual Funds:
------------
AIM Balanced Fund Class A                             4,493,439       5,823,646
Prudential Stock Index Fund Class Z                   6,972,529       9,304,773
Prudential Jennison Growth Fund Class Z              19,646,369      23,823,631
Mutual Qualified Fund A                                 313,042         297,938
Prudential Small Company Value Fund Class Z           3,705,969       3,814,018
Putnam International Growth Fund Class A              2,096,491       3,618,413
Crane Co. Stock Fund* (215,123 shares)                4,836,947       4,194,912
Huttig Co. Stock Fund*                                  248,377         211,420
Participant notes receivable                          1,835,612       1,835,612
                                                    -----------     -----------
                                                    $51,463,563     $60,491,522
                                                    ===========     ===========


*Represents a party-in-interest to the plan.

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